

November 24, 2014

Via E-mail
Steven Berns
Executive Vice President and Chief Financial Officer
Tribune Media Company
220 East 42nd Street, 10th Floor
New York, New York 10017

> **Re: Tribune Media Company**
> **Amendment No. 1 to Registration Statement on Form 10-12(b)**
> **Filed November 14, 2014**
> **File No. 001-08572**

Dear Mr. Berns:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selected Historical Consolidated Financial Data, page 49

1.   Please refer to your measure "Total Segment Adjusted EBITDA" on page 50. It is unclear to us why you refer to "Total Segment Adjusted EBITDA" as we note you do not present this measure in your segment disclosures. Also it appears that this measure represents the whole entity and not a segment. Please revise.

2.   Please refer to your measure "Adjusted EBITDA" on page 50 and footnote (3). Since it appears that you use Adjusted EBIDTA as both operating and liquidity measures, also reconcile these measures to the most closely comparable GAAP measure of liquidity: cash flow from operations. In addition you should include a prominent presentation of amounts for the three major categories of the statement of cash flows for each period. Please refer to Question 102.06 of the Division of Corporation Finance´s Compliance and Disclosure Interpretations Non-GAAP Financial measures at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Further Item

10(e)(1)(ii)(A) of Regulation S-K prohibits "excluding charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA)."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Peter J. Loughran, Esq.
        Nicholas Pellicani, Esq.
        Debevoise & Plimpton LLP